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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.     Form 20-F [ ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NEUROCHEM INC.

September 23, 2004

                                    By:  /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         Director, Legal Affairs,
                                         General Counsel and Corporate Secretary


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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[LOGO - NEUROCHEM]                                 Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION PLEASE CONTACT:
Lise Hebert, PhD                                          Tel: (450) 680-4500
Vice President, Corporate Communications                  lhebert@neurochem.com

                             NEUROCHEM TO PRESENT AT
                 2004 UBS GLOBAL LIFE SCIENCES CONFERENCE AND AT
         CIBC WORLD MARKETS FRONTENAC INSTITUTIONAL INVESTOR CONFERENCE

MONTREAL, CANADA, SEPTEMBER 23, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that on September 29, 2004, Francesco Bellini, PhD, Chairman and CEO, will present Neurochem's overall strategy and progress to date at the 2004 UBS Global Life Sciences Conference to be held in New York City, at the Grand Hyatt Hotel. The presentation will take place at 3:30 P.M. EDT.

The corporate presentation, as well as the audio webcast, will be available on the Company's Web site at http://www.neurochem.com/Investor.htm#Presentation.

Dr. Bellini will also be presenting at the CIBC World Markets Frontenac Institutional Investor Conference at the Fairmont Chateau Frontenac Hotel in Quebec City, on September 30, 2004, at 9:10 A.M. EDT. This presentation will also be available on Neurochem's Web site.

An audio webcast of Neurochem's presentation at this Conference can be accessed at http://events.onlinebroadcasting.com/cibcworldmarkets/093004/feed_live.php?
co=neurochem

Both webcasts will be available for 30 days following the presentations.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is also part of a Continuous Marketing Applications Pilot 2 program and is currently in a Phase II/III clinical trial for the treatment of AA Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web site at: (www.neurochem.com).

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.